At a Special Meeting of Shareholders held on January 25, 2001, the shareholders of the Registrant approved an Agreement and Plan of Reorganization and Termination providing for its reorganization into PACE Global Fixed Income
Investments, a series of PaineWebber PACE Select
Advisors Trust. The Registrants shares were voted as follows with respect to the proposal:
13,659,548.847 shares were voted for 565,684.084
shares were voted against and 567,407.738 shares were voted abstain. The transaction was consummated on February 9, 2001. Further information regarding the circumstances and details of the transaction is incorporated herein in response to this sub-item by reference to the definitive Combined Proxy Statement and
Prospectus dated December 20, 2000, filed with the SEC on December 22, 2000 Accession Number
0000928385-00-003445; SEC File No. 333-50580.

Global Income Fund
Investment Series